Exhibit 99.3

March 4, 2015

CONSENT

Encana Corporation

Dear Sirs/Mesdames:

Re:                             Shelf Prospectus Supplement of Encana Corporation

We refer to the shelf prospectus supplement of Encana Corporation (the “Corporation”) dated March 4, 2015 (the “Prospectus Supplement”) relating to the offering by the Corporation of common shares of the Corporation under a short form base shelf prospectus dated June 27, 2014, forming part of the Registration Statement on Form F-10 (File No. 333-196927) filed by the Corporation with the U.S. Securities and Exchange Commission .

We hereby consent to the reference to our firm name on the cover page and under the headings “Legal Matters” and “Documents Filed as Part of the Registration Statement” in the Prospectus Supplement, and to the reference to our firm name and our opinions under the headings “Eligibility for Investment” and “Certain Canadian Federal Income Tax Considerations” in the Prospectus Supplement.

In giving this consent, we do not thereby admit that we come within the category of persons whose consent is required by the Securities Act of 1933 or the rules and regulations promulgated thereunder.

Yours truly,

/s/ Blake, Cassels & Graydon LLP